Metromile, Inc.

425 Market Street #700

San Francisco, CA 94105

March 31, 2021

Securities and Exchange Commission

Office of Finance

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549-3010

Attention: Eric Envall, Staff Attorney

RE:	Metromile, Inc. Registration Statement on Form S-1 File No. 333-255055

Ladies and Gentlemen:

Metromile, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on Friday, April 2, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Rachel Proffitt and Marianne Sarrazin of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Rachel Proffitt of Cooley LLP, counsel to the Registrant, at (415) 693-2031, or in her absence, Marianne Sarrazin at (415) 693-2157.

[Signature Page Follows]

Very truly yours,

METROMILE, INC.

By:	/s/ Dan Preston
Name:	Dan Preston
Title:	Chief Executive Officer

cc:	Rachel Proffitt, Cooley LLP

Marianne Sarrazin, Cooley LLP